FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
W	Form 3 Holdings Reported
W	Form 4 Transactions Reported
1. Name and Address of Reporting Person Beall II, Robert M.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)
(Last) (First) (Middle) Beall's Inc. P.O. Box 25207	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year December 31, 2002			7. Individual or Joint/Group Reporting (Check Applicable Line)
(Street) Bradenton, FL 34206-5207				5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	A or D	Price
Common Stock	1/02/02	- -	A (1)	700	A	- -	2,300	D
Common Stock	- -	- -	- -	- -	- -	- -	3,500	I	By Robert M. Beall Trust
Common Stock	- -	- -	- -	- -	- -	- -	20	I (2)	By Custodian

FORM 5 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Shares	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	_ _	2,963.152(3)	D

Explanation of Responses:

(1)    Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

(2)    Held by wife as custodian for son under Florida Uniform Transfers to Minors Act.

(3)    Phantom Shares credited to an account for the reporting person pursuant to the FPL Group, Inc. Supplemental Pension Plan for Non-Employee Directors established in connection with termination of the FPL Group, Inc. Non-Employee Director Retirement Plan. Amount shown does not include previously reported cash dividends that would be payable on the Phantom Shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the Phantom Shares credited to the reporting person or previously reported interest on such dividends because such dividends and interest are not accounted for in Phantom Shares.

DENNIS P. COYLE	January 27, 2003

Signature of Reporting Person	Date